Filed under Rule 424(b)(3) and (7) of the Securities Act of 1933, relating to Registration No. 333-124768
Prospectus Supplement Dated August 11, 2006
to the Prospectus Dated August 16, 2005, as amended by Post-Effective Amendments No. 1 and No. 2.
Sybase, Inc.
$460,000,000
1.75% Convertible Subordinated Convertible Notes due 2025
And
Up to 18,239,506 Shares of Common Stock Issuable Upon Conversion of the Notes
     This prospectus supplement dated August 11, 2006 to the Prospectus dated August 16, 2005, as amended by Post-Effective Amendments No. 1 and No. 2 relates to the resale by selling securityholders of Sybase, Inc.’s 1.75% Convertible Subordinated Notes Due 2025 and the shares of Sybase common stock issuable upon conversion of the notes.
     You should read this supplement conjunction with the prospectus dated August 16, 2005 as amended by Post-Effective Amendments No. 1 and No. 2, which should be delivered in conjunction with this supplement. This supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus and any other amendments or supplements to them. This supplement is qualified by reference to the prospectus, except to the extent that the information provided by this supplement supersedes information contained in the prospectus.
     Investing in the notes and the common stock issuable upon conversion of the notes involves risk. See the discussion entitled “Risk Factors” beginning on page 9 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement, or the prospectus dated August 16, 2005, as amended by Post-Effective Amendments No. 1 and No. 2. Any representation to the contrary is a criminal offense.
     The table under the caption “Selling Securityholders” beginning on page 45 of the prospectus is hereby supplemented and amended by updating information as to certain selling securityholders identified in the table below and adding to it certain selling securityholders identified in the table below. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to August 8, 2006. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus supplement or amendments to the registration statement of which the prospectus, prospectus supplement and the supplements thereto, are a part, if and when necessary.
     We have assumed for purposes of the table below that the selling securityholders will sell all of the notes and all of the common stock issuable upon conversion of the notes pursuant to this prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.
     Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
     The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their notes since the date on which they provided the information regarding their notes.

	Principal Amount
	at		Number of
	Maturity of Notes		Shares of
	Beneficially		Common
	Owned	Percentage of	Stock That	Percentage of
	That May Be	Notes	May Be Sold	Common Stock
Name	Sold	Outstanding	(1)	Outstanding (2)
CNH CA Master Account L.P. (3)	$1,000,000	*	39,651	*
D.E. Shaw Valence Portfolios, L.L.C.(4)	$17,500,000	3.8%	693,893	.76%
DBAG London (5)	$6,000,000	*	237,906	*
Lehman Brothers, Inc. (6)	$5,000,000	*	198,255	*
Topaz Fund (7)	$8,000,000	*	317,208	*

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion price of $25.22 per share of common stock. However, this conversion rate will be subject to adjustment as described under the section entitled “Description of Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 89,481,885 shares of common stock outstanding as of July 31, 2006. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes. Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(3)	Robert Krail, Mark Mitchell and Todd Pulvino have voting or investment power over these securities.

(4)	Julius Gaudio, Eric Wepsic and Anne Dinning have voting or investment power over these securities.

(5)	Patrick Corrigan has voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.

(6)	The selling securityholder is a publicly-traded company. The selling securityholder is a registered broker-dealer.

(7)	Arnaud Poix has voting or investment power over these securities. The selling securityholder is an affiliate of a broker-dealer.
     We prepared this table based on the information supplied to us by the selling securityholders named in the table.
     Only selling securityholders identified above who beneficially own the securities set forth opposite each such selling securityholder’s name in the foregoing table may sell such securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the notes and/or the underlying common stock by any holder not identified above, the prospectus supplement will be supplemented further to set forth the name and other information about the selling securityholder intending to sell such debentures and the underlying common stock.
The date of the supplement is August 11, 2006.